EXHIBIT 99.07

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of September 30, 2007 and December 31, 2006

and for the Three and Nine Months Ended September 30, 2007 and 2006

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

September 30, 2007 and December 31, 2006

(Dollars in Thousands Except Share Data)

	September 30, 2007	December 31, 2006
	(unaudited)
Assets
Investments:
Fixed income securities, at fair value (amortized cost of $10,217,122 in 2007 and $9,669,972 in 2006)	$10,376,705	$9,877,920
Short-term investments, at cost (approximates fair value)	470,878	232,179
Other (cost of $12,876 in 2007 and $12,845 in 2006)	13,699	13,397

Total investments	10,861,282	10,123,496
Cash	25,382	23,595
Securities purchased under agreements to resell	—	95,000
Receivable for securities sold	1,781	2,382
Investment income due and accrued	123,267	131,538
Reinsurance recoverable on paid and unpaid losses	10,406	3,921
Prepaid reinsurance	332,373	315,498
Deferred taxes	10,500	—
Deferred acquisition costs	277,619	252,115
Derivative assets	1,000,094	1,018,886
Loans	277,422	11,291
Other assets	103,209	83,841

Total assets	$13,023,335	$12,061,563

Liabilities And Stockholder’s Equity

Liabilities:
Unearned premiums	$3,134,972	$3,048,039
Loss and loss expense reserve	284,128	220,074
Ceded reinsurance balances payable	24,402	20,080
Obligations under payment agreements	248,180	248,415
Long-term debt	280,690	—
Deferred income taxes	—	208,053
Current income taxes	46,353	61,342
Payable for securities purchased	30,852	95,973
Derivative liabilities	1,738,979	920,399
Other liabilities	293,936	246,882

Total liabilities	6,082,492	5,069,257

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares - 285,000; issued and outstanding shares - none	—	—
Common stock, par value $2.50 per share; authorized shares - 40,000,000; issued and outstanding shares - 32,800,000 at September 30, 2007 and December 31, 2006	82,000	82,000
Additional paid-in capital	1,550,164	1,508,828
Accumulated other comprehensive income	113,811	141,927
Retained earnings	5,194,868	5,259,551

Total stockholder’s equity	6,940,843	6,992,306

Total liabilities and stockholder’s equity	$13,023,335	$12,061,563

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Nine Months Ended September 30, 2007 and 2006

(Dollars in Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues:
Financial Guarantee:
Gross premiums written	$289,355	$215,577	$805,515	$749,561
Ceded premiums written	(35,095)	(29,350)	(93,016)	(78,340)

Net premiums written	$254,260	$186,227	$712,499	$671,221

Net premiums earned	$197,595	$202,454	$643,499	$610,950
Other credit enhancement fees	19,319	15,395	50,864	42,419

Net premiums earned and other credit enhancement fees	216,914	217,849	694,363	653,369
Net investment income	115,850	107,154	341,115	313,328
Net realized investment gains	3,965	1,329	5,286	2,842
Net mark-to-market (losses) gains on credit derivative contracts	(743,379)	2,572	(805,370)	9,906
Other income	1,303	1,005	6,496	32,463
Financial Services:
Investment income	3,009	3,013	9,032	9,117
Derivative products	(11,350)	3,555	(2,467)	18,949

Total revenues	(413,688)	336,477	248,455	1,039,974

Expenses:
Financial Guarantee:
Loss and loss expenses	19,082	(2,543)	47,600	10,406
Underwriting and operating expenses	34,576	30,186	104,390	99,909
Financial Services:
Interest on payment agreements	2,490	2,387	7,501	6,796
Derivative products	1,314	1,366	4,033	4,562

Total expenses	57,462	31,396	163,524	121,673

Income before income taxes	(471,150)	305,081	84,931	918,301
Provision for income taxes	(137,761)	82,835	6,964	251,906

Net income	$(333,389)	$222,246	$77,967	$666,395

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Nine Months Ended September 30, 2007 and 2006

(Dollars in Thousands)

	2007		2006
Retained Earnings:
Balance at January 1	$5,259,551		$4,509,653
Net income	77,967	$77,967	666,395	$666,395

Dividends declared - common stock	(142,650)		(102,000)

Balance at September 30	$5,194,868		$5,074,048

Accumulated Other Comprehensive (Loss) Income:
Balance at January 1	$141,927		$136,897
Unrealized (losses) gains on securities, ($48,151) and $3,477, pre-tax, in 2007 and 2006, respectively(1)		(31,298)		2,259
Foreign currency translation gain		3,182		5,086

Other comprehensive loss	(28,116)	(28,116)	7,345	7,345

Comprehensive income		$49,851		$673,740

Balance at September 30	$113,811		$144,242

Preferred Stock:
Balance at January 1 and September 30	$—		$—

Common Stock:
Balance at January 1 and September 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,508,828		$1,453,060
Capital issuance costs	(2,882)		(2,636)
Employee benefit plans	35,799		15,129
Excess tax benefit related to share-based compensation	8,419		10,212

Balance at September 30	$1,550,164		$1,475,765

Total Stockholder’s Equity at September 30	$6,940,843		$6,776,055

(1) Disclosure of reclassification amount:
Unrealized holding (losses) gains arising during period	$(28,883)		$2,795
Less: reclassification adjustment for net securities gains included in net income	2,415		536

Net unrealized (losses) gains on securities	$(31,298)		$2,259

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Nine Months Ended September 30, 2007 and 2006

(Dollars in Thousands)

	Nine Months Ended September 30,
	2007	2006
Cash flows from operating activities:
Net income	$77,967	$666,395
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,010	2,075
Amortization of bond premium and discount	19,231	18,601
Share based compensation	30,684	17,626
Current income taxes	(14,989)	26,380
Deferred income taxes	(203,416)	(2,768)
Deferred acquisition costs	(19,056)	(15,254)
Unearned premiums, net	70,058	65,056
Loss and loss expenses	57,569	(26,087)
Ceded reinsurance balances payable	4,322	(6,783)
Change in trading account assets	—	(85,000)
Net mark-to-market losses (gains)	805,370	(9,906)
Net realized investment gains	(5,286)	(2,842)
Other, net	5,580	53,793

Net cash provided by operating activities	830,044	701,286

Cash flows from investing activities:
Proceeds from sales of bonds	176,833	527,216
Proceeds from maturities of bonds	441,415	296,613
Purchases of bonds	(1,239,280)	(1,706,404)
Change in short-term investments	(238,699)	230,166
Loans	(266,131)	(5,029)
Securities purchased under agreements to resell	95,000	63,000
Other, net	1,042	1,186

Net cash used in investing activities	(1,029,820)	(593,252)

Cash flows from financing activities:
Dividends paid	(142,650)	(102,000)
Capital issuance costs	(2,882)	(2,636)
Proceeds from issuance of long-term debt	280,690	-
Payment agreements	(235)	(200)
Net cash collateral received	58,221	(695)
Excess tax benefit related to share-based compensation	8,419	10,212

Net cash provided by (used in) financing activities	201,563	(95,319)

Net cash flow	1,787	12,715
Cash at January 1	23,595	20,469

Cash at September 30	$25,382	$33,184

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$196,997	$197,971

Interest on payment agreements	$7,016	$5,996

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1) Background and Basis of Presentation

Ambac Assurance and subsidiaries, headquartered in New York City, provides financial guarantee products and other financial services to clients in both the public and private sectors around the world. Ambac Assurance Corporation, a leading guarantor of public finance and structured finance obligations, has earned triple-A financial strength ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, and Fitch, Inc. Financial guarantee insurance provides an unconditional and irrevocable guarantee that protects the holder of a fixed income obligation against non-payment of principal and interest when due. Essentially, Ambac Assurance makes payment if the obligor responsible for making payments fails to do so. A bond guaranteed by Ambac Assurance receives triple-A ratings, typically resulting in lower financing costs for the issuer and the guarantee generally makes the issue more marketable, both in the primary and secondary markets. Ambac Assurance’s financial strength ratings are an essential part of Ambac Assurance’s ability to provide credit enhancement and any reduction in these ratings could have a materially adverse affect on Ambac Assurance’s ability to compete in the financial guarantee business. Ambac Assurance provides financial guarantees for bond issues and other forms of debt financing. As an alternative to financial guarantee insurance, credit protection relating to a particular pool of assets, security or issuer can be provided through a credit derivative. Ambac provides credit protection in the global markets in credit derivative form. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors around the world. As of September 30, 2007, Ambac Assurance’s net guarantees in force (principal and interest) were $891,998,629.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The results of operations for the nine months ended September 30, 2007 may not be indicative of the results that may be expected for the full year ending December 31, 2007. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, which was filed with the Securities and Exchange Commission on March 1, 2007 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K, (ii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of March 31, 2007, which was filed with the SEC on May 10, 2007 as Exhibit 99.03 to Ambac Financial Group’s 10-Q for the quarterly period ended March 31, 2007 and (iii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of June 30, 2007, which was filed with the SEC on August 9, 2007 as Exhibit 99.05 to Ambac Financial Group’s 10-Q for the quarterly period ended June 30, 2007.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The consolidated financial statements include the accounts of Ambac Assurance and all other entities in which Ambac Assurance has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as special purpose entities (“SPEs”), through arrangements that do not involve controlling voting interests. All significant intercompany balances have been eliminated. Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2) Net Premiums Earned

Gross premiums are received either upfront (typical of public finance obligations), or in installments (typical of structured finance obligations). Up-front insurance premiums written are received for an entire bond issue, which may contain several maturities; and are recorded as unearned premiums. The premium is allocated to each bond maturity proportionately based on total principal amount guaranteed and is recognized as premiums on a straight-line basis over the term of each maturity. Installment insurance premiums written are recognized as premiums earned over each installment period, typically one year or less, on a straight-line basis. Premium earnings under both the upfront and installment revenue recognition methods are in proportion to the principal amount guaranteed and result in higher premium earnings during periods where guaranteed principal is higher. When an issue insured by Ambac Assurance has been refunded or called, the remaining unrecognized premium (net of refunding credits, if any) is recognized at that time.

Premiums ceded to reinsurers reduce the amount of premiums earned by Ambac from its financial guarantee insurance policies. For both up-front and installment premiums, ceded premiums written are primarily recognized in earnings in proportion to and at the same time the related gross premium revenue is recognized. Prepaid reinsurance represents the portion of premiums ceded to reinsurers relating to unearned premiums ceded under reinsurance contracts. As discussed in footnote 9, the accounting for premiums earned is subject to change.

(3) Loss and Loss Expenses

The loss reserve policy for financial guarantee insurance discussed in this footnote relates only to Ambac Assurance’s non-derivative insurance business. The policy for derivative contracts is discussed in Note (4) “Derivative Contracts”. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative financial guarantee portfolio as of the reporting date. The evaluation process for determining the level of

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

reserves is subject to certain estimates and judgments. In most instances, claim payments are forecasted in advance of issuer default as a result of active surveillance of the insured book of business and observation of deterioration in the obligor’s credit standing. Based upon Ambac Assurance’s experience, claim payments become probable and estimable once the issuer’s credit profile has migrated to certain impaired credit levels. The trustee, on behalf of the insured party, named beneficiary, or custodian has the right to make a claim under Ambac Assurance’s financial guarantee insurance policy at the first scheduled debt service date of the defaulted obligation. As discussed in the last paragraph of this Note, the accounting for credit loss reserves is subject to change.

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Active credit reserves are for probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported and are reflected on an undiscounted basis as of the reporting date. The establishment of reserves for exposures that have not yet defaulted is a common practice in the financial guarantee industry. However, Ambac Assurance is aware that there are differences in the specific methodologies applied by other financial guarantors in establishing such reserves. Ambac Assurance’s active credit reserve is based on management’s on-going review of the non-derivative financial guarantee credit portfolio. Active surveillance of the insured portfolio enables Ambac Assurance’s Surveillance Group to track credit migration of insured obligations from period to period and prepare an adversely classified credit listing. The active credit reserve is established only for adversely classified credits. The criteria for an exposure to be included on the adversely classified credit listing includes the deterioration in an issuer’s financial condition, underperformance of the underlying collateral (for collateral dependent transactions such as mortgage-backed securitizations), problems with the servicer of the underlying collateral and other adverse economic events or trends. The servicer of the underlying collateral of an insured securitization transaction is a consideration in assessing credit quality because the servicer’s performance can directly impact the performance of the related issue. For example, a servicer of a mortgage-backed securitization that does not remain current in its collection efforts could cause an increase in the delinquency and potential default of the underlying obligation.

The active credit reserve is established through a process that begins with estimates of probable losses inherent in the adversely classified credit portfolio. These estimates are based upon: (i) Ambac Assurance’s internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severities; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac Assurance’s Portfolio Risk Management Committee. The Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac Assurance. For certain adversely classified credit exposures, Ambac Assurance’s additional monitoring and loss remediation efforts may provide information relevant to the estimate of the active credit reserve. Additional remediation activities applied to adversely classified credits can include

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

various actions by Ambac Assurance. The most common actions include obtaining detailed appraisal information on collateral, more frequent meetings with the issuer’s or servicer’s management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer’s financial statements. In estimating the active credit reserve Ambac Assurance uses relevant credit-specific information obtained from its remediation efforts to supplement the statistical approach discussed above. Senior management meets at least quarterly with the Surveillance Group to review the status of their work to determine the adequacy of Ambac Assurance’s loss reserves and make any necessary adjustments. Active credit reserves were $166,734 and $172,644 at September 30, 2007 and December 31, 2006, respectively. The active credit reserves at September 30, 2007 and December 31, 2006 were comprised of 48 credits with net par of $1,859,994 and 55 credits with net par outstanding of $3,830,759, respectively. Included in the calculation of active credit reserves at September 30, 2007 and December 31, 2006 was the consideration of $13,222 and $6,859, respectively, of reinsurance which would be due to Ambac Assurance from reinsurers, upon default of the insured obligation.

Case basis credit reserves are for losses on insured obligations that have defaulted. We believe our definition of case basis credit reserves differs from other financial guarantee industry participants. Upon the occurrence of a payment default, the related active credit reserve is transferred to case basis credit reserve. Additional provisions for losses upon further credit deterioration of a case basis exposure are initially recorded through the active credit reserve and subsequently transferred to case basis credit reserves. Our case reserves represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider anticipated defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights. The estimate does not consider future installment premium receipts, as the likelihood of such receipts is remote. Ambac Assurance discounts these estimated net payments using discount rates that approximate the average taxable equivalent yield on our investment portfolio.

Case basis credit reserves were $117,394 and $47,430 at September 30, 2007 and December 31, 2006, respectively. The discount rate applied to case basis credit reserves was 4.50% at September 30, 2007 and December 31, 2006. The case basis credit reserves at September 30, 2007 and December 31, 2006 were comprised of 10 and 7 credits, respectively, with net par outstanding of $822,054 and $668,440, respectively. Additionally, we have reinsurance recoverables on case basis credit reserves of $10,295 and $4,972 at September 30, 2007 and December 31, 2006, respectively.

Ambac Assurance provides information on the classification of its loss reserve between active credit reserve and case basis credit reserve for the purpose of disclosing the components of the total reserve that relate to exposures that have not yet defaulted and those that have defaulted. The total reserve (active credit and case basis) was $284,128 and $220,074 at September 30, 2007 and December 31, 2006, respectively. Due to the relatively small number and large size of certain insured obligations comprising the active and case basis credit reserves, improvements or further deterioration in any one credit may significantly

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

impact our loss provision in a given period. The provision for losses and loss expenses in the accompanying Consolidated Statements of Operations represents the expense recorded to bring the total reserve to a level determined by management to be adequate for losses inherent in the non-derivative financial guarantee insurance portfolio. Ambac Assurance’s management believes that the reserves for losses and loss expenses are adequate to cover the ultimate net cost of claims, but the reserves are based on estimates and there can be no assurance that the ultimate liability for losses will not exceed such estimates.

Our liabilities for credit losses are based in part on the short-duration accounting guidance in SFAS 60, “Accounting and Reporting by Insurance Enterprises.” The trustee (on behalf of the insured party), named beneficiary or custodian has a right to a claim payment under the financial guarantee insurance policy at the date of the first scheduled debt service payment of a defaulted security in the amount equal to the payment shortfall. We believe a loss event occurs for financial guarantee insurance products at the time the issuers’ financial condition deteriorates to an impaired credit status rather than at the time the insured party has a right to a claim payment. Because of this belief and the ambiguities discussed below in the application of SFAS 60 to the financial guarantee industry, Ambac Assurance does not believe that SFAS 60 alone provides sufficient guidance. As a result, Ambac Assurance supplements the guidance in SFAS 60 with the guidance in SFAS 5, “Accounting for Contingencies,” which calls for a loss to be accrued if it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Ambac Assurance also relies by analogy on EITF Issue 85-20, “Recognition of Fees for Guaranteeing a Loan,” which states that a guarantor should perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under SFAS 5.

In management’s view, the accounting guidance noted above does not comprehensively address the attributes of financial guarantee insurance contracts, primarily due to the fact that SFAS 60 was developed prior to the maturity of the financial guarantee industry. Financial guarantee contracts have elements of long-duration insurance contracts in that they are generally irrevocable and extend over a period of time that may be 30 years or more but are considered and reported for regulatory purposes as property and casualty insurance, normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue, deferred acquisition costs and contract liability recognition.

Ambac Assurance is aware that there are certain differences regarding the measurement of liabilities for credit losses among participants in the financial guarantee industry. Difficulties in applying the existing insurance accounting literature; such as the classification of the insurance contracts as either short-duration or long-duration to the attributes of financial guarantee insurance, different measurement models and assumptions utilized, regulatory guidance provided to certain entities, and the existence of accounting literature providing guidance with respect to liability recognition for loan guarantees are the reasons for differences among the industry participants.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

In January and February of 2005, the Securities and Exchange Commission staff discussed with the financial guarantee industry participants differences in loss reserve recognition practices among those participants. In September 2005, the Financial Accounting Standards Board (“FASB”) added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed guidance was issued on April 18, 2007 and the final guidance is expected to be issued in the first quarter of 2008.

(4) Derivative Contracts

SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 138, SFAS 149 and SFAS 155, establishes accounting and reporting standards for derivative instruments. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the Consolidated Balance Sheets at fair value. When available, quotes from independent market sources are obtained for market value. However, when quotes are not available, Ambac Assurance uses internally developed valuation models. These valuation models require market-driven inputs, including contractual terms, credit spreads and ratings on underlying referenced obligations, yield curves and tax-exempt interest ratios. The valuation results from these models could differ materially from amounts that would actually be realized in the market. In accordance with the Emerging Issues Task Force (EITF) Issue 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3), recognition of a trading profit or loss at inception of a derivative transaction is prohibited unless fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. Ambac Assurance defers trade date gains or losses on derivative transactions where the fair value is not determined based upon observable market transactions and market data. The deferral is recognized in income when the market data becomes observable or over the life of the transaction. The fair value includes an adjustment for counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs.

All derivative contracts are recorded on the Consolidated Balance Sheets on a gross basis; assets and liabilities are netted by customer only when a legal right of set-off exists. Gross asset and gross liability balances for all derivatives are recorded as Derivative Assets or Derivative Liabilities on the Consolidated Balance Sheets.

Derivative Contracts Classified as Held for Trading Purposes:

Financial Guarantee Credit Derivatives:

Ambac Assurance, through its subsidiary Ambac Credit Products, enters into credit derivative transactions with various financial institutions. Management views these credit derivative transactions as an extension of its financial guarantee business, under which Ambac Assurance intends to hold its position for the entire term of the related contract. These credit

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

derivative contracts are accounted for at fair value since they do not qualify for the financial guarantee scope exception under SFAS 133, as amended. Changes in fair value are recorded in the Consolidated Statement of Operations. The fee component is reflected in “Other Credit Enhancement Fees”, and the mark-to-market gains or losses associated with fair value changes are reflected in “Net Mark-to-Market (Losses) Gains on Credit Derivative Contracts”.

During the third quarter of 2007, a net mark-to-market loss of $743,379 was recorded across the entire credit derivative portfolio, with the largest declines related to collateralized debt obligations of asset-backed securitizations (“CDO of ABS”) containing sub-prime mortgage-backed securities as collateral, including CDOs containing other CDO of ABS securities as collateral (“CDO of CDO”). Unrealized losses of CDO of ABS comprised approximately 71% of the total unrealized losses for the three months ended September 30, 2007. The remainder of the mark is attributed primarily to CDOs of corporate assets, both loans and bonds.

Financial Services Derivative Products:

Ambac Assurance, through its subsidiary Ambac Financial Services, provides interest rate and currency swaps to states, municipalities and their authorities, asset-backed issuers and other entities in connection with their financings. Ambac Capital Services enters into total return swaps with professional counterparties. Total return swaps are primarily referenced to fixed income obligations, which meet Ambac Assurance’s financial guarantee credit underwriting criteria. These contracts are recorded on trade date at fair value. Changes in fair value are recorded as a component of “Derivative Product” revenue in the accompanying Consolidated Statements of Operations.

(5) Income Taxes

On January 1, 2007, Ambac Assurance adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Ambac Assurance’s liability for unrecognized tax benefits was not impacted as a result of the adoption of FIN 48.

Ambac Financial Group files a consolidated Federal income tax return with its subsidiaries. Ambac Financial Group and its subsidiaries also file separate or combined income tax returns in various states, local and foreign jurisdictions.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following are the major jurisdictions in which Ambac Assurance and its affiliates operate and the earliest tax years subject to examination:

Jurisdiction	Tax Year
United States	2001
New York State	2005
New York City	2000
United Kingdom	2005

As of September 30, 2007 and December 31, 2006, the liability for unrecognized tax benefits is approximately $56,460 and $54,100, respectively. Included in these balances at September 30, 2007 and December 31, 2006 are $32,660 and $30,300, respectively, of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Over the next 12 months, Ambac Assurance estimates it may decrease federal tax reserves related to the unrecognized tax benefits by approximately $11,200 for issues that may no longer warrant a tax reserve after an expected settlement for the years 2001 through 2004.

Ambac Assurance accrues interest and penalties related to unrecognized tax benefits in the provision for income taxes. During the three and nine months ended September 30, 2007 Ambac Assurance recognized interest of approximately $950 and $2,360 , respectively, compared to $500 and $900 in the three and nine months ended September 30, 2006, respectively. Ambac Assurance had approximately $4,560 and $2,200 for the payment of interest accrued at September 30, 2007 and December 31, 2006, respectively.

(6) Special Purpose and Variable Interest Entities

Ambac Financial Group has involvement with special purpose entities, including VIEs, in the following ways. First, Ambac Assurance is a provider of financial guarantee insurance for various debt obligations issued by VIEs. Second, Ambac Financial Group has sponsored two special purpose entities that issue MTNs to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group-sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”). Lastly, Ambac Assurance is an investor in asset-backed securities issued by VIEs, and, in one transaction, has a beneficial interest in a VIE that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Financial Guarantees:

Ambac Assurance provides financial guarantees in respect of assets held or debt obligations of special purpose entities, including VIEs. Ambac’ Assurances primary variable interest exists through this financial guarantee insurance or credit derivative contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

protection can take several forms; however, the most common are over-collateralization, first loss and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss, the financial guarantee insurance policy only covers a senior layer of losses on assets held or debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the securitized assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt; such excess cash flow is applied to redeem debt, thus creating over-collateralization.

As of September 30, 2007, Ambac Assurance is the primary beneficiary and therefore consolidated a VIE under one transaction as a result of providing a financial guaranty. The VIE is a bankruptcy remote special purpose financing entity created by the issuer of debt securities to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac Assurance is not primarily liable for the debt obligations of the VIE. Ambac Assurance would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac Assurance’s creditors do not have rights with regard to the assets of the VIE.

Proceeds from the note issuance of the VIE were used to extend loans to universities in the United Kingdom. The financial reports of this VIE are prepared by an outside trustee and are not available within the time constraints Ambac Assurance requires to ensure the financial accuracy of the operating results. As such, the financial results of the VIE are consolidated on a one quarter lag. Total long-term debt outstanding under this note issuance was $280,690 with a maturity date of December 7, 2047 and a fixed rate of interest of 5.32% at September 30, 2007. Ambac Assurance is subject to potential consolidation of an additional $743,000 of assets and liabilities in connection with future utilization of the VIE.

The following table provides supplemental information about the combined assets and liabilities associated with the VIE discussed above. The assets and liabilities of the VIE are consolidated into the respective Balance Sheet captions.

	At September 30, 2007	At December 31, 2006
Assets:
Cash	$1,334	$—
Investment income due and accrued	1,830	—
Loans	265,741	—
Other assets	12,984	—

Total assets	$281,889	—

Liabilities:
Accrued interest payable	$1,199	$—
Long-term debt	280,690	—

Total liabilities	281,889	—

Stockholders’ equity:	—	—

Total liabilities and stockholders’ equity	$281,889	$—

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Qualified Special Purpose Entities:

A subsidiary of Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). QSPEs are not subject to the requirements of FIN 46(R) and accordingly are not consolidated in Ambac Financial Group’s or Ambac Assurance’s financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of September 30, 2007, there have been 15 individual transactions processed through the QSPEs of which 10 are outstanding. In each case, a subsidiary of Ambac Financial Group sold fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPEs and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPEs. Additionally, Ambac Financial Group’s creditors do not have any rights with regards to the assets of the QSPEs. The purchase by the QSPEs is financed through the issuance of MTNs, which are collateralized by the purchased assets. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and obtaining financial guarantee policies with respect to indebtedness incurred. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued and/or the related derivative contracts. As of September 30, 2007, Ambac Assurance had financial guarantee insurance policies issued for all assets, MTNs and derivative contracts owned and outstanding by the QSPEs.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during the nine months ended September 30, 2007 and the year ended December 31, 2006 were $0 and $450,000, respectively. No gains or losses were recognized on the sales in either period. As of September 30, 2007, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities of the QSPEs was $1,985,274, $1,995,897 and $21,097, respectively. When market quotes are not available, fair values are based on internal valuation models, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $4,665 and $3,774 for the nine months ended September 30, 2007 and 2006, respectively. Ambac Financial Group also received fees for providing other services amounting to $179 and $200 for the nine months ended September 30, 2007 and 2006, respectively.

VIE Beneficial Interest:

Ambac Assurance owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed rate municipal debt securities. These beneficial interests are directly secured by the related municipal debt securities. Ambac Assurance is the primary beneficiary of this entity as a result of its beneficial interest. The fixed rate municipal debt securities, which are reported as “Investments in fixed income securities, at fair value” on the Consolidated Balance Sheets, were $255,952 and $258,976 as of September 30, 2007 and December 31, 2006, respectively. The beneficial interests issued to third parties, reported as “Obligations under investment and payment agreements” on the Consolidated Balance Sheets, were $248,180 and $248,415 as of September 30, 2007 and December 31, 2006, respectively. Under the terms of these beneficial interests, the investors have the contractual right to redeem their investment at any time, with five business days notice. As of September 30, 2007 and December 31, 2006, the interest rates on these beneficial interests ranged from 3.54% to 4.06% and from 2.95% to 4.01%, respectively.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

(7) Segment Information

Ambac Assurance has two reportable segments, as follows: (1) Financial Guarantee, which provides financial guarantees (including credit derivatives) for public finance and structured finance obligations; and (2) Financial Services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Intersegment revenues include the premiums earned under those agreements. Ambac Assurance guarantees swap obligations and receives dividends from its Financial Services subsidiaries. Such premiums are determined as if they were premiums to third parties, that is, at current market prices. Financial Guarantee intersegment revenues include dividends of $13,237 in the three and nine months ended September 30, 2007 compared to dividends of $10,600 and $21,600, respectively, from Financial Services, in the three and nine months ended September 30, 2006, respectively.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following tables summarize the financial information by reportable segment as of and for the three and nine months ended September 30, 2007 and 2006:

(Dollars in thousands) Three months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2007:
Revenues:
External customers	$(405,347)	$(8,341)	$—	$(413,688)
Intersegment	13,870	—	(13,870)	—

Total revenues	$(391,477)	$(8,341)	$(13,870)	$(413,688)

Income before income taxes:
External customers	$(459,005)	(12,145)	$—	$(471,150)
Intersegment	14,537	(1,300)	(13,237)	—

Total income before income taxes	$(444,468)	$(13,445)	$(13,237)	$(471,150)

Total assets	$11,585,260	$1,438,075	$—	$13,023,335

2006:
Revenues:
External customers	$329,909	$6,568	$—	$336,477
Intersegment	11,086	—	(11,086)	—

Total revenues	$340,995	$6,568	$(11,086)	$336,477

Income before income taxes:
External customers	$302,266	$2,815	$—	$305,081
Intersegment	11,760	(1,160)	(10,600)	—

Total income before income taxes	$314,026	$1,655	$(10,600)	$305,081

Total assets	$10,362,959	$1,501,443	$—	$11,864,402

(Dollars in thousands) Nine months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2007:
Revenues:
External customers	$241,890	$6,565	$—	$248,455
Intersegment	15,329	—	(15,329)	—

Total revenues	$257,219	$6,565	$(15,329)	$248,455

Income before income taxes:
External customers	$89,900	$(4,969)	$—	$84,931
Intersegment	17,330	(4,093)	(13,237)	—

Total income before income taxes	$107,230	$(9,062)	$(13,237)	$84,931

Identifiable assets	$11,585,260	$1,438,075	$—	$13,023,335

2006:
Revenues:
External customers	$1,011,908	$28,066	$—	$1,039,974
Intersegment	23,500	—	(23,500)	—

Total revenues	$1,035,408	$28,066	$(23,500)	$1,039,974

Income before income taxes:
External customers	$901,593	$16,708	$—	$918,301
Intersegment	25,522	(3,922)	(21,600)	—

Total income before income taxes	$927,115	$12,786	$(21,600)	$918,301

Identifiable assets	$10,362,959	$1,501,443	$—	$11,864,402

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and nine months ended September 30, 2007 and 2006:

	Three Months		Nine Months
(Dollars in thousands)	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
2007:
United States	$212,556	$164,058	$614,557	$527,148
United Kingdom	46,751	18,669	91,794	55,686
Other International	30,048	34,187	99,164	111,529

Total	$289,355	$216,914	$805,515	$694,363

2006:
United States	$153,108	$153,294	$538,736	$481,891
United Kingdom	32,541	27,928	106,128	60,033
Other International	29,928	36,627	104,697	111,445

Total	$215,577	$217,849	$749,561	$653,369

(8) Future Application of Accounting Standards

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In addition, SFAS 157 supersedes certain accounting guidance, which prohibited the recognition of day one gains on certain derivative transactions. With the adoption of SFAS 157, any remaining reserves for day one gains will be reflected as a cumulative effect adjustment to the opening balance of retained earnings. Ambac Assurance is currently evaluating the implications of SFAS 157 on its financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits reporting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option may be applied instrument by instrument, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years that begin after November 15, 2007. Ambac Assurance is currently evaluating the implications of SFAS 159 on its financial statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

On April 18, 2007, the FASB issued an Exposure Draft (“ED”) for a proposed SFAS “Accounting for Financial Guarantee Insurance Contracts”, an interpretation of SFAS 60, “Accounting and Reporting by Insurance Enterprises”. The ED clarifies how SFAS 60 applies to financial guarantee insurance contracts issued by insurance enterprises, including the methodology to account for premium revenue and claim liabilities. The comment period for the ED ended on June 18, 2007 and the final Statement is expected to be issued in the first quarter of 2008. The final Statement shall be applied to existing and future financial guarantee insurance contracts. The cumulative effect of initially applying this final Statement will be recorded as an adjustment to the opening balance of retained earnings for that fiscal year.

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, an amendment of FASB Interpretation No. 39. FSP FIN 39-1 permits fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a liability) to be offset against fair value amounts recognized for derivative instruments that are executed with the same counterparty under the same master netting arrangement. The decision to offset fair value amounts constitutes an accounting policy election by the entity. A reporting entity shall not offset fair value amounts recognized for derivative instruments without offsetting fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with earlier application permitted. An entity must recognize the effect of applying FSP FIN 39-1 retrospectively as a change in accounting principle for all financial statement periods presented, unless it is impracticable to do so. Ambac Assurance is currently evaluating the implications of FSP FIN 39-1 on its financial statements.